Exhibit 99.44

For Immediate Release	June 15, 2020

The Valens Company Enters Agreement with Cannabis-Focused CPG Company High12 Brands to Launch Premium Line of Vape Products Under DAIZE Brand

Kelowna, B.C., June 15, 2020 – Valens GroWorks Corp. (TSX: VLNS) (OTCQX: VLNCF) (the “Company” or “The Valens Company”), a global leader in the end-to-end development and manufacturing of innovative, cannabinoid- based products, today announced a custom manufacturing agreement (the “High12 Agreement”) with High12 Brands (“High12”), a cannabis-focused consumer packaged goods company, to develop a premium line of vape products for the anticipated launch of its new brand DAIZE.

Under the terms of the High12 Agreement, The Valens Company and High12 will partner for a two-year term with successive one-year renewal options. Further, the parties have collaborated to develop a customized collection of products in partnership with vape solutions provider The Blinc Group to align with the DAIZE brand identity, which strives to target unmet consumer demand in the Canadian cannabis market. The procurement of customized hardware, and the development and manufacturing of the DAIZE brand portfolio of premium devices and 510 thread cartridges is expected to begin immediately. The Valens Company will leverage its strong relationships with premium suppliers, in addition to its in-house customized extraction and diverse terpene database, to bring to life the line of differentiated products. Using its strategic and industry recognized CPG team, High12 will focus on partnerships, sales and data-driven marketing. The High12 Agreement will follow a royalty payment structure based on a set of outlined quarterly targets.

The DAIZE brand line of vape products will offer experienced consumers unique and potent formulations with premium cannabis oil made from a curated selection of sought-after cannabis strains and priced for frequent consumption. The Valens Company and High12 expect to initially launch these products in Q3 2020 in Alberta, British Columbia, and Ontario, with the intention to expand the offering nationally after that.

“Our agreement with High12 is an exciting and strategic opportunity for Valens to partner with a recognized cannabis brand building company with a strong CPG marketing focus,” said Tyler Robson, CEO of The Valens Company. “As we continue to diversify our product offering and expand our platform, we are further positioning our business as a one-stop-shop to industry marketing experts that launch cannabis brands which resonate with consumers on a global scale. Through continuously demonstrating our presence in the supply chain of leading CPG and cannabis companies, we expect to continue to launch premium, innovative product lines with top-tier industry players such as High12.”

CEO and Founder of High12, Michael Garbuz, said, “We look forward to developing the DAIZE vape product line in partnership with The Valens Company. As an industry-leading supply chain partner, we are confident that The Valens Company will deliver a consistently superior product which will be well-positioned for success in the Canadian market.”

About The Valens Company

The Valens Company is a global leader in the end-to-end development and manufacturing of innovative, cannabinoid- based products. The Company is focused on being the partner of choice for leading Canadian and international cannabis brands by providing best-in-class, proprietary services including CO2, ethanol, hydrocarbon, solvent-less and terpene extraction, analytical testing, formulation and white-label product development and manufacturing. Valens is the largest third-party extraction Company in Canada with an annual capacity of 425,000 kg of dried cannabis and hemp biomass at our purpose-built facility in Kelowna, British Columbia which is in the process of becoming European Union (EU) Good Manufacturing Practices (GMP) compliant. The Valens Company currently offers a wide range of product formats, including tinctures, two-piece caps, soft gels, oral sprays and vape pens as well as beverages, concentrates, topicals, edibles, injectables, natural health products and has a strong pipeline of next- generation products in development for future release. Finally, the Company’s wholly-owned subsidiary Valens Labs is a Health Canada licensed ISO 17025 accredited cannabis testing lab providing sector-leading analytical services and has partnered with Thermo Fisher Scientific to develop a Centre of Excellence in Plant-Based Science. For more information, please visit http://thevalenscompany.com. The Company's investor deck can be found specifically at http://thevalenscompany.com/investors/

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

About High12 Brands

High12 is a global cannabis consumer packaged goods company. High12 partners with best-in-class manufacturers to build and operate a portfolio of brands tailor-made for cannabis consumers. Combining a community-driven approach, data-driven marketing, and world class creative, High12’s growing portfolio of brands includes DAIZE, Symphony, alice., and Kingsway.

High12’s portfolio of brands is backed by award winning strategy and creative, targeting a diverse range of opportune market segments, from budget conscious to premium focused consumers. Employing a consumer-focused approach to product development, High12 Brands’ goal is to raise the standard of how consumers experience cannabis.

Learn more about High12 at www.high12brands.com, Kingsway at www.kingswayweed.ca and DAIZE at https://www.ourdaize.com/.

For further information, please contact:

Jeff Fallows

The Valens Company

Investor Relations

ir@thevalenscompany.com

1.647.956.8254

KCSA Strategic Communications

Phil Carlson / Elizabeth Barker

VLNS@kcsa.com

1.212.896.1233 / 1.212.896.1203

Media

KCSA Strategic Communications

Anne Donohoe

adonohoe@kcsa.com

1.212.896.1265

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are "likely" to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward-looking statements include, without limitation, all disclosure regarding future results of operations, economic conditions and anticipated courses of action.

The risks and uncertainties that may affect forward-looking statements include, among others, regulatory risk, United States border crossing and travel ban, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, reliance on a single facility, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management's current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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